**TATE & LYLE**

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2006 AUG 24 P 12:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

18 August 2006

06016314

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

**Tate & Lyle PLC, File No: 082/905**

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 11 July 2006 to 18 August 2006 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Anna Richardson

Rowan D J Adams
Deputy Company Secretary

PROCESSED

AUG 28 2006

THOMSON
FINANCIAL

Enc.

dw 8/24

**Tate & Lyle PLC – 11 July 2006**

## Director/PDMR Shareholding

Tate & Lyle PLC ("the Company") was informed on 11 July 2006 that on 11 July 2006 Mr Stuart Strathdee, an Executive Director of the Company, exercised options over 98,126 ordinary shares in the Company under the Tate & Lyle 2000 Executive Share Option Scheme at 293.5 pence per share. He subsequently sold 98,126 ordinary shares at 637 pence per share.

Following this transaction, Mr Strathdee has an interest in 81,640 ordinary shares in the Company.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

RECEIVED
2006 AUG 24 P 12: 57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**13 July 2006 – Tate & Lyle PLC**

**Holding(s) in Company**

Tate & Lyle PLC ("the Company") was informed on 12 July 2006 that, as at 12 July 2006, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 15,714,043 ordinary shares of 25 pence each in the Company, being 3.23 per cent. of the Company's ordinary share capital.

Deutsche Bank AG had previously reported holding 23,819,204 ordinary shares in Tate & Lyle PLC as at 6 July 2006 in which they had a notifiable interest which was then 4.89 per cent. of the ordinary share capital.

**14 July 2006 – Tate & Lyle PLC**

**Holding(s) in Company**

Tate & Lyle PLC ("the Company") was informed on 13 July 2006 that, as at 13 July 2006, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the Company's ordinary share capital.

Deutsche Bank AG had previously reported holding 15,714,043 ordinary shares in Tate & Lyle PLC as at 12 July 2006 in which they had a notifiable interest which was then 3.23 per cent. of the ordinary share capital.

RECEIVED
2006 AUG 24 P 12: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**19 July 2006 – Tate & Lyle PLC**

**CHAIRMAN'S AGM STATEMENT**

**At the Annual General Meeting of Tate & Lyle PLC to be held in London today, Sir David Lees, Chairman, will make the following statement on current trading and expansion projects:**

"Trading has started strongly in the current financial year. The first quarter's results were well ahead of those in the corresponding period, excluding the benefit of reduced depreciation (£25 million on an annual basis) arising from the impairment charge of £272 million taken last year. This was due mainly to a continuation of the strong performance from Food & Industrial Ingredients Americas and from sugar trading. Work on our appropriate response to the changes in the EU Sugar Regime continues.

Across the business we have a number of expansion projects under way which will stimulate longer term growth in our value added segment. Both of the expansions at the McIntosh, Alabama SPLENDA® Sucralose facility have been completed on time. The first of these is now operating at capacity and the second is in a commissioning period that we expect to last for several months. Construction of the new SPLENDA® Sucralose facility in Singapore remains on schedule for mechanical completion in January 2007. The increased production capacity from these investments will enable us to build further the customer base and SPLENDA® Sucralose brand. We have specifically designed the Singapore plant with the potential for its capacity to be doubled, if required.

Our new joint venture plant with DuPont to produce Bio-PDO™ from renewable resources has also been completed on schedule and is being commissioned. This is a unique plant, the first in the world to produce Bio-PDO™, and we expect that commissioning and production ramp up will take some time to complete. We remain excited about the longer term market for Bio-PDO™ which has potential in markets as diverse as apparel, carpets, automotive and electronics.

Our other US expansion projects in Sagamore and Loudon and the recently announced investment in a new corn-wet mill in Fort Dodge, Iowa continue to progress satisfactorily. Total investment in these three projects will be some £250 million. This reflects our firm commitment to deliver against our growth strategy and in particular to grow the contribution from value added products.

We continue to view the future with confidence and remain committed to our target for the profit contribution from total value added products to increase by 30% in the year to March 2007 from the £161 million reported last year."

END

**For more information contact Tate & Lyle PLC:**
Mark Robinson (Investor Relations) Tel: +44(0)20 7626 6525
Ferne Hudson (Press) Tel: +44(0)20 7626 6525

**About Tate & Lyle:**

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

RECEIVED
2006 AUG 24 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**25 July 2006 – Tate & Lyle PLC**

## Holding(s) in Company

Tate & Lyle PLC was informed on 24 July 2006 that as at 20 July 2006 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 57,728,650 ordinary shares in Tate & Lyle PLC, being 11.83 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 58,867,664 ordinary shares in Tate & Lyle PLC as at 29 June 2006 in which they had a notifiable interest which was then 12.06 per cent. of the ordinary share capital.

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Gerrard Ltd | 208,949 | .0428 |
| Barclays Bank PLC | 1,635,897 | .3352 |
| Barclays Global Investors Japan Trust & Banking | 576,324 | .1181 |
| Barclays Bank Trust Company Ltd | 1,386 | .0003 |
| Barclays Global Investors, N.A. | 14,668,339 | 3.0055 |
| Barclays Global Fund Advisors | 1,621,269 | .3322 |
| Barclays Global Investors Ltd | 12,728,967 | 2.6081 |
| Barclays Bank PLC | 733,569 | .1503 |
| Barclays Global Investors Australia Ltd | 956,703 | .1960 |
| Barclays Capital Securities Ltd | 1,769,691 | .3626 |
| Gerrard Ltd | 203,774 | .0418 |
| Barclays Global Investors Ltd | 18,955,655 | 3.8840 |
| Barclays Global Investors Japan Ltd | 274,949 | .0563 |
| Barclays Bank Trust Company Ltd | 13,715 | .0028 |
| Woolwich Unit Trust Managers Ltd | 1,370,882 | .2809 |
| Barclays Global Investors Canada Ltd | 34,435 | .0071 |
| Barclays Life Assurance Co Ltd | 1,974,146 | .4045 |
| **Group Holding** | **57,728,650** | **11.8285** |

| Registered Holder | Holding |
|---|---|
| BANK OF IRELAND | 206,366 |
| BANK OF IRELAND | 421,726 |
| BANK OF IRELAND | 271,285 |
| BANK OF IRELAND | 435,404 |
| BANK OF IRELAND | 4,955 |

| | |
|---|---|
| BANK OF IRELAND | 259,994 |
| Bank of Ireland Nominees Ltd. | 733,569 |
| Bank of Ireland Nominees Ltd. | 1,635,897 |
| BANK OF NEW YORK | 34,409 |
| BANK OF NEW YORK | 20,539 |
| BANK OF NEW YORK | 245,081 |
| BANK OF NEW YORK | 200,370 |
| BANK OF NEW YORK | 570,699 |
| BANK OF NEW YORK | 696,732 |
| BANK OF NEW YORK | 125,832 |
| BARCLAYS CAPITAL NOMINEES LTD. | 1,520,584 |
| BARCLAYS CAPITAL NOMINEES LTD. | 249,107 |
| Barclays Global Investors Canada | 34,435 |
| Barclays Noms Monument R97 | 1,386 |
| Barclays Trust Co & Others | 418 |
| Barclays Trust Co R69 | 13,297 |
| BNP PARIBAS | 145,387 |
| BNY (OCS) NOMINEES LTD. | 117,788 |
| BNY (OCS) NOMINEES LTD. | 309,096 |
| CHASE NOMINEES LTD | 238,096 |
| CHASE NOMINEES LTD | 70,457 |
| CHASE NOMINEES LTD | 89,563 |
| CHASE NOMINEES LTD | 523,508 |
| CHASE NOMINEES LTD | 724,271 |
| CHASE NOMINEES LTD | 14,893,557 |
| CHASE NOMINEES LTD | 231,729 |
| CHASE NOMINEES LTD | 28,392 |
| CHASE NOMINEES LTD | 79,645 |
| CHASE NOMINEES LTD | 57,944 |
| CHASE NOMINEES LTD | 185,841 |
| CHASE NOMINEES LTD | 243,318 |
| CHASE NOMINEES LTD | 158,700 |
| CHASE NOMINEES LTD | 560,080 |
| CHASE NOMINEES LTD | 16,578 |
| CHASE NOMINEES LTD | 64,412 |
| CIBC MELLON GLOBAL SECURITIES | 112,831 |
| CITIBANK | 79,690 |
| CITIBANK | 122,134 |
| CITIBANK | 152,760 |
| CITIBANK | 26,964 |
| CREDIT SUISSE ASSET MANAGEMENT | 41,594 |
| DEUTSCHE BANK LONDON | 4,964 |
| DEUTSCHE BANK LONDON | 237,714 |
| Gerrard Nominees Ltd. | 2,500 |
| Greig Middleton Nominees Ltd. (GM1) | 3,000 |
| Greig Middleton Nominees Ltd. (GM1) | 4,000 |

| | |
|---|---|
| HSBC | 377,158 |
| HSBC | 18,309 |
| INVESTORS BANK AND TRUST CO. | 200,366 |
| INVESTORS BANK AND TRUST CO. | 489,284 |
| INVESTORS BANK AND TRUST CO. | 525,231 |
| INVESTORS BANK AND TRUST CO. | 3,426 |
| INVESTORS BANK AND TRUST CO. | 5,572,612 |
| INVESTORS BANK AND TRUST CO. | 1,667 |
| INVESTORS BANK AND TRUST CO. | 68,841 |
| INVESTORS BANK AND TRUST CO. | 192,460 |
| INVESTORS BANK AND TRUST CO. | 7,483 |
| INVESTORS BANK AND TRUST CO. | 2,361,860 |
| INVESTORS BANK AND TRUST CO. | 44,614 |
| INVESTORS BANK AND TRUST CO. | 83,303 |
| INVESTORS BANK AND TRUST CO. | 2,493,932 |
| INVESTORS BANK AND TRUST CO. | 6,985 |
| INVESTORS BANK AND TRUST CO. | 13,646 |
| INVESTORS BANK AND TRUST CO. | 29,316 |
| INVESTORS BANK AND TRUST CO. | 111,969 |
| INVESTORS BANK AND TRUST CO. | 1,312,464 |
| INVESTORS BANK AND TRUST CO. | 153,874 |
| JP MORGAN (BGI CUSTODY) | 13,872 |
| JP MORGAN (BGI CUSTODY) | 2,644 |
| JP MORGAN (BGI CUSTODY) | 9,704 |
| JP MORGAN (BGI CUSTODY) | 131,963 |
| JP MORGAN (BGI CUSTODY) | 28,949 |
| JP MORGAN (BGI CUSTODY) | 268,663 |
| JP MORGAN (BGI CUSTODY) | 573,532 |
| JP MORGAN (BGI CUSTODY) | 61,873 |
| JP MORGAN (BGI CUSTODY) | 188,864 |
| JP MORGAN (BGI CUSTODY) | 318,284 |
| JP MORGAN (BGI CUSTODY) | 3,802,944 |
| JP MORGAN (BGI CUSTODY) | 114,526 |
| JP MORGAN (BGI CUSTODY) | 44,504 |
| JP MORGAN (BGI CUSTODY) | 6,957 |
| JP MORGAN (BGI CUSTODY) | 21,058 |
| JP MORGAN (BGI CUSTODY) | 6,729 |
| JP MORGAN (BGI CUSTODY) | 33,540 |
| JP MORGAN (BGI CUSTODY) | 1,267,353 |
| JP MORGAN (BGI CUSTODY) | 391,881 |
| JP MORGAN (BGI CUSTODY) | 146,258 |
| JP MORGAN (BGI CUSTODY) | 58,167 |
| JPMorgan Chase Bank | 49,212 |
| JPMorgan Chase Bank | 70,552 |
| JPMorgan Chase Bank | 13,324 |
| JPMorgan Chase Bank | 24,113 |

| | |
|---|---|
| JPMorgan Chase Bank | 65,802 |
| JPMorgan Chase Bank | 13,872 |
| JPMorgan Chase Bank | 52,378 |
| JPMorgan Chase Bank | 4,503 |
| JPMorgan Chase Bank | 2,644 |
| JPMorgan Chase Bank | 11,286 |
| JPMorgan Chase Bank | 3,921 |
| JPMorgan Chase Bank | 264,717 |
| JPMORGAN CHASE BANK | 15,830 |
| JPMorgan Chase Bank | 36,291 |
| JPMorgan Chase Bank | 80,269 |
| JPMorgan Chase Bank | 29,509 |
| JPMorgan Chase Bank | 22,193 |
| JPMorgan Chase Bank | 5,405 |
| JPMorgan Chase Bank | 5,089 |
| JPMorgan Chase Bank | 27,799 |
| JPMorgan Chase Bank | 17,257 |
| JPMorgan Chase Bank | 9,704 |
| JPMORGAN CHASE BANK | 912,458 |
| JPMORGAN CHASE BANK | 44,245 |
| KAS ASSOCIATES | 44,023 |
| Master Trust Bank | 18,510 |
| MELLON | 38,587 |
| MELLON BANK | 1,115,346 |
| MELLON BANK | 47,320 |
| Mellon Trust – US CUSTODIAN / | 19,723 |
| Mellon Trust – US CUSTODIAN / | 253,310 |
| MELLON TRUST OF NEW ENGLAND | 151,523 |
| MIDLAND BANK (HSBC BANK PLC) | 801,957 |
| Mitsubishi Trust International | 10,199 |
| Mitsui Asset | 8,339 |
| NORDEA BANK | 10,586 |
| NORTHERN TRUST | 427,503 |
| NORTHERN TRUST | 11,057 |
| NORTHERN TRUST | 29,459 |
| NORTHERN TRUST | 118,841 |
| NORTHERN TRUST | 72,298 |
| NORTHERN TRUST | 383,924 |
| NORTHERN TRUST | 773,856 |
| NORTHERN TRUST BANK – BGI SEPA | 318,101 |
| NORTHERN TRUST BANK – BGI SEPA | 383,239 |
| NORTHERN TRUST BANK – BGI SEPA | 81,421 |
| R C Greig Nominees Limited | 146,674 |
| R C Greig Nominees Limited | 161,418 |
| R C Greig Nominees Limited a/c AK1 | 26,239 |
| R C Greig Nominees Limited a/c AK1 | 35,228 |

| | |
|---|---|
| R C Greig Nominees Limited a/c BL1 | 6,545 |
| R C Greig Nominees Limited a/c BL1 | 1,125 |
| R C Greig Nominees Limited a/c CM1 | 1,336 |
| R C Greig Nominees Limited GP1 | 10,070 |
| R C Greig Nominees Limited GP1 | 7,178 |
| R C Greig Nominees Limited SA1 | 7,410 |
| STATE STREET | 46,941 |
| STATE STREET | 236,216 |
| STATE STREET | 128,277 |
| STATE STREET | 92,737 |
| STATE STREET | 490 |
| STATE STREET | 15,414 |
| STATE STREET | 10,346 |
| STATE STREET | 2,121 |
| STATE STREET BANK & TRUST – WI | 293,893 |
| STATE STREET BANK AND TRUST CO | 114,819 |
| STATE STREET BOSTON | 252,745 |
| STATE STREET TRUST OF CANADA | 255,895 |
| The Northern Trust Company – U | 183,149 |
| Trust & Custody Services Bank | 4,385 |
| UBS | 16,841 |
| | |
| **Group Holding** | **57,728,650** |

RECEIVED
2006 AUG 24 P 12:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**28 July 2006 – Tate & Lyle PLC**

**Director/PDMR Shareholding**

Tate & Lyle PLC (the "Company") was informed on 27 July 2006 that on 27 July 2006 Mr Robert Walker, a Non-Executive Director of the Company had purchased 3,665 ordinary shares of 25 pence each in the capital of the Company at 668.5 pence per share. Mr Walker had not previously reported holding an interest in the shares of the Company.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

**2 August 2006 - Tate & Lyle PLC**

## Director/PDMR Shareholding

Tate & Lyle PLC was informed on 1 August 2006 that 44 Tate & Lyle Ordinary Shares were acquired at 662.5 pence per share on 27 July 2006 for a corporate individual savings account (ISA) owned by Mr Simon Gifford, a Person Discharging Managerial Responsibility in the Company. Mr Gifford now has an interest in 26,175 Ordinary shares in Tate & Lyle PLC.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.